Exhibit 99.2

NEWS RELEASE

Ripple Lake Arranges Financing

Vancouver, B.C. – April 21, 2006 - Ripple Lake Diamonds Inc. (TSX-V: RLD, OTCBB: RLLKF) announces that it has undertaken a capital raising of $1,000,000 to $1,500,000 through the sale of flow-through units and non-flow-through units, at a subscription price of $0.225 per unit.  Each flow-through unit will consist of one flow-through share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, for a period of two years.  The non-flow-through units will consist of one non-flow-through share and one warrant exercisable on the same basis of the warrants issued in respect to the flow-through units.  The proceeds of the capital raising will be used to fund the Company's ongoing exploration programs on its Ontario and Nunavut diamond projects.

The transaction is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF RIPPLE LAKE DIAMONDS INC.

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD, OTCBB: RLLKF) is a Canadian-based diamond exploration company focused on the acquisition and development of superior exploration assets. Ripple Lake's renowned technical expertise, managed by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists, is currently engaged in two highly prospective Canadian diamond exploration properties in Ontario and Nunavut. For more information on the Company visit http://www.ripplelake.com.

Company Contact:
Investor Relations:

604-484-8264

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.